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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
May 2005

RADA ELECTRONIC INDUSTRIES LIMITED
(Name of Registrant)

7 Giborei Israel Street, Netanya 42504, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):[ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FILED SOLELY FOR THE PURPOSE OF DEPOSITING A COPY OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS WITH THE SECURITIES AND EXCHANGE COMMISSION


05054837

RADA ELECTRONIC INDUSTRIES LTD.

6-K Items

1. Rada Electronic Industries Ltd. Annual Report for year ended December 31, 2004.

ITEM 1

ready

for the next step



Annual Report 2004

RADA

Dear Shareholders,
In 2004, RADA reported net earnings of $ 822,000. This is the sixth consecutive year that net earnings increased, and the second year of positive net earnings. Our revenues increased 15% to $14.1 million in 2004 from $12.3 million in 2003. Our results of operations continue to improve and we were able to report a 42% increase in gross profit to $3.9 million in 2004 from $2.7 million in 2003. This gross margin increased to 27% in 2004 from a gross margin of 22% in 2003.

The Company has managed to continually improve its financial results, while increasing development efforts. Now, after two years of intensive development work, RADA is well positioned in the avionics market with a wide range of products. RADA is focusing its efforts in four areas of the military avionics market. (a) Digital Data Management. This area includes Digital Video Recorders, Ground Debriefing Stations, and Data management solutions; (b) Trainer Upgrades. RADA has completed the first upgrade for the A-4 trainer; (c) Avionics for the UAV market, a market that we believe will experience strong growth in the coming years; and (d) Electro optic cameras for airplanes and armored vehicles.

The 2004 results, coupled with the recent acquisition of Vectop's assets and some of the programs that we are now competing for gives us confidence regarding our ability to fulfill our strategy and achieve our growth targets. It is our plan over 2005, to maintain our internal growth rate at around the level we have seen over the last couple of years. However, it is also our view that RADA needs to grow faster than that. We feel that we are now ready for the next step and we are looking to acquire, or merge, with a company in our field and of similar size to us, that will enable us to double our top line.

We wish to thank our shareholders for their continued commitment to the company. As we acknowledge the importance of transparency and dialogue with our shareholders and the financial market, we have taking action in the past year to strengthen this relationship. We also wish to thank our employees. The growth of our business and the enormous development efforts is a direct result of their dedication and hard work. We truly believe that RADA is facing an exciting era, and we are looking forward to the future.





Herzle Bodinger
President & Chairman of the Board

Adar Azancot
Chief Executive Officer



Major General (Res.) Herzle Bodinger - President

General (Res.) Bodinger joined us in May 1997 as president of our U.S. subsidiary, RADA Electronic Industries Inc., in charge of international marketing activities. In June 1998 Mr. Bodinger was appointed as our president and chief executive officer, and since July 1998 has being serving as chairman of the board. General (Res.) Bodinger served as the Commander of the Israeli Air Force from January 1992 until July 1996. During his 35 years of service, Mr. Bodinger served as a fighter pilot while holding various command positions. General (Res.) Bodinger holds a B.A. degree in Economics and Business Administration from the Bar-Ilan University in Israel and completed the 100th Advanced Management Program at Harvard University.

Adar Azancot - Chief Executive Officer

Mr. Azancot joined us in July 1997 as marketing manager in charge of marketing activities aimed at the Israel Defense Force and in March 1999 was appointed as vice president-business development of our company. Mr. Azancot was appointed chief executive officer in July 2001. For14 years Mr. Azancot served as a fighter pilot in the Israeli Air Force while holding various command positions. Mr. Azancot holds an LL.B. degree in Law from Tel Aviv University.

Zvi Alon- VP of business Development and Marketing

Zvi Alon joined us in January 2000 and served as our vice president and chief operating officer until March 30, 2003 when he was appointed VP of Business Development and Marketing. From 1980 to 1999, Mr. Alon served in various managerial positions with the Israel Aircraft Industries, as director of business development and marketing, director of electrical and avionics engineering, avionics programs manager and group leader and operational definition officer ("Lavi" project office). Previously, Mr. Alon served in the Israeli Air Forces for ten years. Mr. Alon holds a B.Sc. degree in Mathematics and Computer Science and an M.Sc. degree in Computer Science, both from Tel Aviv University.

Dov Sella- Chief Operating Officer

Dov Sella joined us in January 2003 and was appointed Chief Operating Officer on March 30, 2003. Mr. Sella has over 20 years of senior management and product development experience. From 1982 until 1997 Mr. Sella worked for Elbit Systems Ltd., a leading Israeli defense contractor. Among his roles at Elbit were Director of Programs, Director of Avionics Engineering and Director of Business Development. Between 1997 and 2000 Mr. Sella served UltraGuide Ltd., a medical devices start-up, as EVP/VP of Business Development and VP of R&D. During the three years prior to joining our company, Mr. Sella was the President of NeuroVision Inc., a medical technology start-up. Mr. Sella has a B.Sc. degree in Computer Engineering from the Technion Israel Institute of Technology (cum laude). He served as a fighter aircraft navigator in the Israeli Air Force.

Elan Sigal - Chief Financial Officer

Elan Sigal re-Joined us in January 2004 as Chief Financial Officer. From May 2000 to December 2003 Mr. Sigal worked as a Management consultant in the London office of McKinsey & Co. a leading global management-consulting firm. Prior to that Mr. Sigal worked with RADA from July 1997 to April 2000, initially as a system engineer developing one of our leading products, and after as a Marketing Manager. For 9 years Mr. Sigal served as a fighter pilot in the Israeli Air Force. Mr. Sigal holds a B.A. degree in Economics from Tel Aviv University.

we truly believe

that RADA is facing an exciting era

& we are

looking forward to the future

9.

Selected Balance Sheet Data
$ (000')


Revenues
Gross Profit
Net Income
3,816
8,342
10,399
12,315
14,160
-1,491
-6,099
926
-3,369
1,176
-2,483
2,723
758
3,873
822
2000
2001
2002
2003
2004

Selected Balance Sheet Data
(U.S. Dollars in thousands)

Year Ended December 31:	2000	2001	2002	2003	2004
Total assets	17,369	14,981	14,607	14,549	18,297
Shareholder's equity (deficiency)	4,069	700	485	2,878	7,232

The Company

has managed to continually

improve

its financial results

while

increasing

development efforts



Our Business

RADA provides integrated avionic solutions. Our aim is to provide not only a state-of-the-art product but a comprehensive end to end solution for one or more systems. The first indication of integrated systems provided by RADA is the Israeli Air Force A-4 avionics upgrade program. This program is the first comprehensive and complete avionics system provided entirely by RADA.
In 2004 RADA increased its involvement and development efforts in the area of Unmanned Aircraft Vehicles (UAV).

Our packaged solutions include the following:

+ Advanced training solutions, based on our recently completed Net Centric Digital Recorder development;
+ Integrated Trainer Aircraft avionics packages.
+ Flight Data Recorders and Supporting ground analysis
+ Integrated weapons management systems;
+ Video cameras for ground and airborne applications, based on the acquisition of Vectop Ltd. assets;
+ Inertial and GPS based navigation solutions; and
+ Unmanned Aerial Vehicle avionics;

We also provide manufacturing services to manufacturers in Israel and the U.S., based on the manufacturing capabilities of our Beit-Shean plant. We offer production of turnkey solutions, in "build to print" or "build to specification" modes. To date, we have provided our manufacturing services, amongst others, to Smiths Electronic Systems, Israeli Aircraft Industries and RAFAEL. Our China based subsidiary provides test and repair services using our CATS® testers and test program sets.

Our Strategy

In 2005 we intend to focus our attention on the following areas:

Technological and Business Development
+ Continue the efforts to increase our business development effort in the U.S. market. Leveraging our success with the NAVY, expanding our marketing efforts to the Air National Guard and the U.S. Air Force.
+ Focus on growth areas in Asia, especially in India.
+ Continue our development effort of avionics systems for the Unmanned Air Vehicle market. RADA is already involved in a number of projects, providing avionics for UAVs. As we believe that this market has substantial growth potential, we continue to focus our effort in it.
+ Leverage the new markets and additional products resulting from the purchase of Vectop Ltd. assets to promote RADA products to these new markets.
+ Expand our products by investing in new development products in the navigation systems area.

Operations
+ Focusing on larger and more profitable projects while reducing the number of small projects in order to better optimize our resource utilization.
+ Continuing to focus on operating cost reduction and improving our bottom line with emphasis on our Beit Shean manufacturing facility.
+ Successfully completing development programs we won and building a wider basis of products for future production.
+ Converting the Beit Shean plant into an efficient mass production facility that will effectively produce RADA products at growing quantities and perform as an affordable "Build to Print" site especially as a sub contractor for US industries.

Capital Markets
We intend to enhance the exposure of RADA to the private and institutional investor community, both in Israel where the company is operating and in the U.S. where RADA is being traded.

Strategic Relationship
+ Continuing our efforts to broaden our cooperation with international companies such as Smiths Electronic System, Lockheed Martin Aeronautics and others.
+ Enhancing our close and strategic relation with Israel Aircraft Industries (IAI). RADA views this relationship as a key alliance and is continuing to focus its effort to strengthen this relationship.

It is our plan

over 2005, to maintain our internal growth rate at around the level we have seen over the last couple of years.

However ,it is also our view that Rada needs

to grow faster than that



RADA's customers base comprises of integrators/OEMs, and end users (i.e. Air Forces). Until recently the majority of our products where developed for the Lockheed Martin F-16 and as a result most of our customers are F-16 users. Our main Air-Force customers in 2004 where:

IAF	RNLAF	BAF
PoAF	FACH	US NAVY

Lockheed Martin, Smiths Aerospace, Rafael and Israel Aircraft Industries, who are our most important strategic partners, are also our foremost customers.

Geographically RADA's sales are spread around the world, with Israel as the key customer. RADA does not only sell off-the-shelf products to the Israeli Air-Force, but also cooperates in the development of new products and concepts. The U.S. is the largest geography for RADA's sales. The sales to the U.S. are both to end customers and to integrators/OEMs.

Company Sales 2004

By Geography


10%
Other
33%
North America
36%
Israel
21%
Europe

By Product


17%
Commercial
39%
Military
Development
44%
Military
Off The Shelf

Lockheed Martin Aeronautics

Our sales of avionics products focus primarily on the F-16 aircraft manufactured by Lockheed Martin Aeronautics, the most popular fighter aircraft in service today in the Western world. In February 1999, we signed a Memorandum Of Understanding (MOU) with Lockheed Martin Aeronautics according to which we will provide certain avionics systems for the F-16 aircraft. In September 1999, the U.S. Government and the State of Israel signed a letter of acceptance, based upon which the U.S. Government will provide the Israeli Air Force 50 F-16I aircraft and an option to purchase an additional 60 aircraft. This project is known as the Peace Marble V program. In June 2001, following the decision of the Israeli Ministry of Defense to exercise its option for the purchase of an additional 52 F-16I aircraft, Lockheed Martin Aeronautics chose RADA, together with Smiths Electronic Systems, to develop the data acquisition system for these aircraft.

In March 2001 we signed an agreement with the Lockheed Martin Aeronautics Aircraft Structural Integrity Program ASIP Group to assist Lockheed Martin Aeronautics in developing the PERFORMS.
Our Chilean airforce digital video program is progressing in close cooperation with Lockheed Martin Aeronautics.

Smiths Electronic Systems

In February 1999, we entered into an agreement with Smiths Electronic Systems that outlines joint marketing activities for our FACE system and Smiths Electronic Systems' voice and data recorder for F-16 A/B aircraft. Smiths Electronic Systems is a worldwide leader in avionics systems for fighter and commercial aircraft. The two systems successfully passed flight tests conducted on the Royal Netherlands Air Force's F-16 aircraft by Lockheed Martin and the Royal Netherlands Air Force. The FACE system and the voice and data recorder complement each other and are intended to replace outdated data recording systems, mechanical strain recorders and flight load recorders. In June 2000, we signed a new memorandum of understanding with Smiths Electronic Systems aimed at establishing a joint team devoted to worldwide marketing, developing and manufacturing of the Data Acquisition System (DAS) and its associated ground support. The intended long-term goal of this joint effort is to evolve the DAS into an infrastructure for recording, processing and managing all data types available on board the aircraft. The DAS shall be installed on the Israeli Air Force F-16I, and other air forces on F-16, F-15, C-17.

We have finalized and signed a strategic Teaming Agreement with Smiths Aerospace Electronic Systems on October 2003, covering the mutual understandings and commitments agreed to and made by Smiths Electronic Systems and RADA over the past few years. Since then, we coordinate our marketing activities on a regular basis and to different customers, jointly propose the capabilities and systems of both companies.

During 2004, we expanded our cooperation with Smiths to include the RADA developed Net Centric Digital Recorder and have worked together on several proposals for this product.

Israel Aircraft Industries (IAI)

RADA is constantly developing the already strong relationship with IAI. Over the years, RADA has provided IAI avionics systems for a number of projects. Historically the projects evolved in the area of post flight debriefing systems for fighter aircrafts. Now as RADA has broadened its products base, we have entered into a number of programs in various areas. Although RADA and IAI do not have a specific teaming agreement, we view IAI as a key customer and strategic partner. During 2004, in the Israeli Air Force avionics upgrade program where RADA is the prime contractor, we cooperated with IAI, as our sub-contractor, in various parts of the program.



Advanced Training Solutions

General

RADA's training solutions are based on a complete and integrated system that incorporates an airborne component installed in the aircraft and a ground-based component, installed in the squadron facilities. Recent technological developments, undertaken primarily for the Israeli Air Force, enable system adaptation to any kind of aircraft, regardless of its onboard avionics systems. Our recent solutions are based on our new developed Net Centric Digital Recorder, that allow the integration of our airborne digital video recordings with numerous other digital data items and provide the essential building blocks for a squadron information management network (SIM Net) as a ground component.

Autonomous Air Combat Evaluation System - ACE™

ACE™ is an avionics system used for debriefing air combat missions and is based on data recordings from digital and analog communication channels in the aircraft. The system converts the data into digital form and inserts it on unused portions of the recording tape in the existing aircraft analog video cassette recorder (VCR). The data is extracted from the video cassette and utilized by our ground debriefing station to generate 3-D graphic displays that portray all the aircraft maneuvers during operational and training missions, fully synchronizing between all the participating aircraft. For each individual aircraft, the graphic display is fully synchronized with the heads-up display image captured on the VCR media. The Israeli Air Force (F-16 A/B, A-4) and three other air forces (F-5, F-16 A/B) currently utilize the ACE system.

Debriefing of air combat maneuvers can also be implemented as an expansion application to our FACE system. The Royal Netherlands Air Force has upgraded to this capability of the FACE system to debrief its aircrews. The latest enhancement of the ACE concept resulted in a contract with the Israeli Ministry of Defense and the Israeli Air Force in the first quarter of 2003. Under the contract RADA will upgrade all of the existing Israeli Air Force A-4 aircraft in order to enhance these aircraft with our advanced ACE debriefing capabilities. The absence of advanced avionics systems and associated data onboard the A-4 aircraft required RADA to integrate a stand-alone internal navigation system (INS), and a global positioning system (GPS), on board the aircraft. We believe this enhanced solution will open up to ACE the market segment of aircraft fleets not equipped with modern avionics platforms. We believe that this program uniquely positions us as the provider of choice for debriefing solutions for all the advanced Israeli Air Force trainers.

Squadron Info. Mang. Network (SIMNET)

Since 1999 RADA has offered operational ground debriefing stations complementing our airborne systems. The operational ground debriefing station is a PC-based application operating in a Windows NT/2000® environment, supported by a proprietary plug-in board. The solution, designed by our employees (Israeli Air Force F-16 and F-15 pilots in reserve service), provides a state-of-the-art debriefing environment, fully capitalizing on all available digital and video information in a highly synchronized presentation. Further capitalizing on current day technology, individual stations have a networking capability, providing data sharing, as well as cross-unit and inter-air force debriefing.

The Israeli Air Force and two other air forces have purchased ground debriefing systems for their F-16 A/B, F-5 and A-4 fleets.



Our aim is to provide not only a state-of-the-art product but a comprehensive end to end solution for one or more systems

Net Centric Digital Recorder (NCDR) Based Training Systems

Recent developments in digital video recording systems and the significant reduction in size and cost of solid state memory hardware have turned solid state digital video recording systems into the de-facto standard solution for airborne applications. These systems have begun penetrating the aviation industry, in new aircraft such as the F-16I as well as in the retrofit market. Identifying this trend RADA has evolved its debriefing solutions to the digital domain, with the initial system developed for the new Israeli Air Force F-16I's, being delivered under the Peace Marble V program and the new Net Centric Digital Recorder, developed entirely by RADA in view of the potential retrofit market of airborne video tape recorders. This new solution focuses on the throughput, data management and archiving requirements of the massive amounts of information generated by each aircraft, as well as on seamless data sharing within the squadron and the air force as a whole.

Based on the Peace Marble V Program, we delivered two additional debriefing systems to Lockheed Martin Aerospace during the fourth quarter of 2002 for use in integration and flight testing. We are in the midst of the development, integration and delivery of a complete digital debriefing system for the new F-16's purchased by the Chilean Air Force. As an extension of the development work completed as part of the Peace Marble V Program, we are supplying the Chilean Air Force with a digital video recorder for each F-16 aircraft as well as an advanced digital video ground debriefing station. This station will be linked to the F-5 ground debriefing station previously delivered to the Chilean Air Force, creating a common network debriefing solution for both front-line aircraft.

We have identified a growing need for digital video replacement of aging analogue airborne tape recorders (approximately 15,000 VTRs are installed onboard fighter aircraft today) and have initiated a world wide marketing effort to promote replacement of these aging VTRs with new Net Centric Digital Recorders that provide ACMI capabilities and, together with our ground debriefing system, enable advanced debriefing at affordable price. During 2004, we have completed the development of the NCDR and it is now being proposed to several customers. The NCDR will be marketed jointly by RADA and Smiths, utilizing Smiths better access to some of the world markets, especially the US.

Integrated Trainer Aircraft Avionics Package

Following RADA's selection by the Israeli Air Force (IAF) to provide the ACE™ to their advanced trainer, the A-4 Skyhawk, we were awarded a follow on program aimed at total replacement of the aging avionics package of the A-4 aircraft with new, upgraded package. The new avionics package replaces the current Weapon Delivery and Navigation System (WDNS) of the aircraft with new, state of the art system that will significantly improve the A-4 capabilities, increase its' reliability and provide it with advanced training capabilities.

The upgraded system includes Inertial Navigation System (INS), Global Positioning System (GPS), Head Up Display (HUD), Central Weapon Delivery and Navigation Processor based on Enhanced Flight Monitoring Unit which is the core of the ACE™ system and Control and Display unit (CDU).

The upgraded A-4 prototype began its' planned flight testing phase according to schedule and the serial production line is already operating at full capacity. We plan to complete the upgrade of all the IAF A-4 fleet during 2005.
This program places RADA among the few companies that has performed a complete aircraft avionics system upgrade and, as a result of the A-4 system development, we have proposed similar, very cost effective, trainer aircraft avionics packages to other customers. The A-4 avionics package provides, at very affordable price, complete and modern avionics suit tailored for trainer aircraft. We have already launched marketing efforts to promote this package for different customers, onboard different trainer aircraft and intend to maintain this effort in the future.

18

Flight Data Recorders and Supporting Ground Analysis

General

Our fleet maintenance management solutions are based on our existing programs and products developed and supplied over the course of the past two years. These programs include airborne data collection and recording equipment (such as FACE or DAS) as well as ground support software packages (such as PERFORMS) that provide the infrastructure for efficient data logging and analysis to support fleet maintenance management.

Fatigue Analysis and Autonomous Air Combat Evaluation System - FACE™

The FACE™ system is an avionics system designed to acquire, process and record data from various aircraft systems as well as from strain gauges (sensors) affixed to an aircraft structure. This data is used to streamline and manage the ongoing monitoring and maintenance of an aircraft and its systems. The FACE™ system communicates with a squadron's ground support logistic station, enabling downloading of data from an aircraft, analyzing the data, managing ongoing maintenance, creating and modifying the set-up configuration files and determining data for recording, as well as providing an interface to other applications. The FACE™ system is capable of communicating in real time with a voice and data recorder, which is a crash survival unit known as a "black box" manufactured by Smiths Electronic Systems, for the purpose of recording safety related data. We are currently upgrading the FACE™ systems supplied to the Royal Netherlands Air Force for its F-16 aircraft between the years 1996 and 1999 with this capability. During 2004 we have supplied FACE™ systems for the F-16 fleets of the Portuguese Air Force and the US Navy, and we plan to supply FACE™ to the Jordanian Air Force F-16 fleet starting on 2005.

Data Acquisition System - DAS

The DAS is an advanced avionics data acquisition system designed to acquire, process and record data from various aircraft systems. RADA and Smiths Electronic Systems jointly developed and marketed the DAS for the new Israeli Air Force F-16I aircraft. DAS consists of two sub-systems, a data acquisition unit, or DAU, and an enhanced crash survival memory unit, or ECSMU. The DAU interfaces to numerous data systems and data channels in the aircraft and acquires, processes and records data, mostly for maintenance purposes. The ECSMU is a "black box" capable of recording digital data and digitized audio transferred through the DAU. DAS is a form fit replacement for the CSFDR system, which is currently installed on most F-16 aircraft worldwide. DAS has been offered as a substitute in various projects that require a flight data recorder with advanced capabilities and growth potential. The DAS is designed to meet all commercial aviation requirements for "black box" recorders, thus expanding its market potential. During 2004, we have started supplying production DAS units to the IAF and we are under contract to supply them to the Polish air force and the Korean air force.

PERFORMS (Processing, Evaluating, and Reporting of FORce Management Data Software)

Starting in mid-2001 RADA has been the primary sub-contractor to Lockheed Martin Aerospace, in the development of a new aircraft data logging and analysis software package. The new product, known as PERFORMS, is designed to replace the aging and hard to support data processing station, or DPS, that was developed to provide data logging and fatigue analysis for all F-16 aircraft users. PERFORMS is a Windows 2000®-based software package, utilizing a state of the art graphics user interface, providing all the required infrastructure to perform any type of analysis on data acquired by all F-16 airborne flight data recorders. The analysis includes fatigue monitoring, engine usage monitoring and other applications that may be added, as required by different users. The recorded data is downloaded to the station and stored in a commercial off the shelf database with an interface for "plug-in" applications, allowing those applications to access the data, manipulate and analyze it and provide a variety of maintenance management tools. The program is managed by Lockheed Martin Aerospace and is supplied to F-16 users in evolving software "builds" delivered every 12 months starting in April 2003. Under the agreement, RADA was granted a non-exclusive license to use the developed software in support of its FACE and DAS products to supply the application to its flight data recorder customers.

The first PERFORMS delivery, that occurred on time on June 2003, exposed RADA to the F-16 users at a magnitude we never had before. This exposure is leading us to initiate business development activities with regard to PERFORMS add-on packages. This activity is presented to the F-16 users community on a regular basis at ASIP and TCG meetings.

Updated and upgraded PERFORMS software packages were delivered during 2004 and scheduled for delivery on 2005. Air Force customers are already using the software and we expect to be asked to support these users in the installation and operation of the software.

Integrated Weapons Management Systems

In the early 1980s RADA started to develop, manufacture and sell an armament interface unit which controls the various weapon stations of an aircraft based on commands from the main on-board computer. The unit interfaces between the digital commands of the main controller, and the analog weapons stations, performing a unique hybrid task. The armament interface unit was designed for Israel Aircraft Industries for its worldwide upgrade programs. Later versions of the system are designed for installation in attack helicopters as well as in fighter aircraft. RADA is currently in the process of supplying a derivative of the system to Israel Aircraft Industries for an F-5 upgrade program in Spain and are proposing the system and its offshoots for multiple other applications in Israel and abroad. One of the major potential sales channels for the Armament Interface Unit is the Israel Aircraft Industries, through its upgrade programs and other ongoing projects.

RADA also provides complete armament testing solutions for aircraft using a variety of weapons management systems. The test unit verifies the serviceability of the armament management system during periodic maintenance or prior to installation of sophisticated weapons.

Video Cameras for Airborne and Ground Vehicles

The recent acquisition of Vectop Ltd assets provides us with this new product line. Airborne cameras are integral part of any training and debriefing system airborne onboard military platforms. Our customers include major Israeli Integrators (such as IAF, IAI and Elbit) as well as foreign customers. Our products in this line include:

Eye Witness
Airborne Head Up Display (HUD) camera, sold to many customers in different configurations represents significant part of the future revenues related to the purchased Vectop Ltd assets.

Night Witness
Night Vision Goggles camera, installed on any NVG to enable recording of the pilot view through the NVG, is a unique capability integrated already in several programs including fighter aircraft and helicopters.

Armor Sentry
Video camera developed for ground armored vehicles and tanks. This system is delivered to the Israeli ground forces for installation in the new "Merkava" battle tank and is generating interest in foreign markets.

Sniper Witness
The Sniper Witness enables sniper training facilities to better analyze the activities of the trainees as well as accurately debrief the operation hence providing better training. The system is based on a miniature video camera attached to the sniper sight and portable video recorder. The system in operation in the Israeli armed forces training facility and is currently demonstrated to other forces around the world.

Inertial and GPS based Navigation Solutions

During 2003, RADA has developed low cost navigation systems based on Ring Laser Gyro and Global Positioning System. Our RLG based system is now qualified and operational as part of the IAF A-4 upgrade program. This development provided us with the know how to further develop navigation solutions based on other sensors. During 2005, we plan to integrate two different sensors to our navigation system; MEMS based attitude sensors and Fibre Optic Gyro. Navigation systems based on these sensors are significantly more cost effective and provide acceptable performance at low price.

We are offering our customers the existing RLG Navigation System (RNS) as part of the avionics package and as a stand alone system and we plan to propose the new navigation systems by the end of 2005.

Unmanned Aerial Vehicles (UAV) Avionics

RADA identified the UAV avionics market as a fast growing area that will gradually replace the manned military airborne avionics market. This market has many common aspects with the manned avionics product lines; however, it requires slightly different technology and understanding of the various requirements.

Typically, a UAV avionics package needs to be smaller, lighter, more reliable and inexpensive than its comparable manned aircraft suite. The major advantage of UAV avionics systems is the envisioned large number of UAVs.

RADA initiated the effort to penetrate this market during 2001. Since then we have been successful in securing a contract with Israel Aircraft Industries, to develop and provide them with Input Output Controller (IOC), a unit that is part of our data acquisition systems product line, for IAI's next generation UAV. We are continuing our efforts to widen our participation in this important program as well as other programs.

During 2004, we have developed and delivered the Miniature Avionics Module to IAI. This unit is aimed at the miniature UAV market and provides complete avionics capabilities in a single, miniaturized unit. This product can be proposed to other customers and marketing activities for that purpose are already initiated.



Automatic Testing Solutions

General

RADA's business expansion into the Automatic Test Equipment (ATE) market is based on our existing products as well as the added value we deliver with the dedicated expertise and the wide-range experience we have acquired in this area. We rely on OEM preference for outsourcing the ATE and thus position ourselves as a strategic supplier/partner to provide ATEs and test solutions. We offer our ATEs with our own Advanced Test Environment, including all the required development tools. After long set back in this market, we see some growing interest, especially from small maintenance houses rather than airlines, especially in the US.

CATS® - Commercial Aviation Test Stations

The Commercial Aviation Test Stations, or CATS®, is a family of multi-purpose, computerized automatic test equipment that meets the specific needs of airlines and third party maintenance companies. The stations test and repair the electronic units of commercial aircraft. CATS® incorporates tools for testing, troubleshooting, and performing diagnostic procedures on a variety of units in existing commercial aircraft. CATS® replaces or augments test stations from aircraft manufacturers or avionics OEM suppliers, while automating multiple manual test procedures.

financial statements

This Annual Report contains various forward-looking statements within the meaning of the federal securities laws. Such forward-looking statements reflect our current views with respect to future events and financial results. Forward-looking statements usually include the verbs "anticipate," "believe," "estimate," "expect," "intend," "plan," "may," "project," and other verbs suggesting uncertainties. We remind our shareholders that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors, and involve known and unknown risks that could cause our actual results to be materially different from those expressed or implied by such forward-looking statements. We have attempted to identify significant uncertainties and other factors that affect our business in our annual report on Form 20-F. Potential risks and uncertainties include such factors as our history of losses, our ability to raise capital in the future, our dependence on key customers, our ability to capitalize on our business relationships with the Boeing Company and Smiths Electronic Systems, the level of airline and military spending for automated test equipment and avionic products, and the competitive environment in the industries in which we operate. We will provide copies of our Annual Report to registered shareholders free of charge upon receipt of a written request submitted to our Secretary at RADA Electronic Industries Ltd., 7 Giborei Israel Street, Netania 42504, Israel.



RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

U.S. DOLLARS IN THOUSANDS

INDEX

	Page
Report of Independent Registered Public Accounting Firm	2
Report of Independent Auditors	3
Consolidated Balance Sheets	4
Consolidated Statements of Operations	5
Statements of Changes in Shareholders' Equity	6
Consolidated Statements of Cash Flows	7 - 8
Notes to Consolidated Financial Statements	9 - 31

- - - - - - - - - - - - - - - -

ERNST & YOUNG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

RADA ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of Rada Electronic Industries Ltd. (the "Company") and its subsidiary as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel
March 1, 2005

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global



ERNST & YOUNG

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

RADA ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated statement of operations, changes in shareholders' equity and cash flows of Rada Electronic Industries Ltd. (the "Company") and its subsidiary for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Company and its subsidiary for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles

Tel-Aviv, Israel
June 23, 2003

Luboshitz Kasiserer
An affiliate member of Ernst & Young International

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	Note	December 31, 2004	December 31, 2003
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents		$ 3,464	$ 467
Trade receivables (net of allowance for doubtful accounts of $ 221 and $ 214, at December 31, 2004 and 2003, respectively)		1,643	3,496
Other receivables and prepaid expenses		208	250
Costs and estimated earnings in excess of billings on uncompleted contracts	3	1,385	176
Inventories	4	1,824	873
Total current assets		8,524	5,262
LONG-TERM RECEIVABLES AND DEPOSITS:			
Long-term receivables	5	988	990
Long-term restricted cash		1,002	-
Leasing deposits		94	71
Severance pay fund		1,638	1,511
Total long-term receivables and deposits		3,722	2,572
PROPERTY, PLANT AND EQUIPMENT, NET	6	4,283	4,728
OTHER ASSETS:			
Intangible assets, net	7	1,709	1,987
Deferred charges, net		59	-
Total other assets		1,768	1,987
Total assets		$ 18,297	$ 14,549
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term bank credit and loans	8	$ 14	$ 1,123
Trade payables		1,080	640
Other payables and accrued expenses	9	3,612	3,317
Deferred revenues		488	1,062
Billings in excess of costs and estimated earnings on uncompleted contracts	3	1,065	1,836
Total current liabilities		6,259	7,978
LONG-TERM LIABILITIES:			
Convertible note	11	2,346	-
Long-term loans	8	-	1,220
Accrued severance pay		2,063	2,048
Total long-term liabilities		4,409	3,268
COMMITMENTS AND CONTINGENT LIABILITIES	10		
MINORITY INTERESTS		397	425
SHAREHOLDERS' EQUITY:	11		
Share capital-			
Ordinary shares of NIS 0.005 par value - Authorized: 45,000,000 shares at December 31, 2004 and 2003; Issued and outstanding: 20,448,364 and 18,510,716 shares at December 31, 2004 and 2003, respectively		110	108
Additional paid-in capital		61,851	59,139
Warrants		2,223	1,405
Accumulated deficit		(56,952)	(57,774)
Total shareholders' equity		7,232	2,878
Total liabilities and shareholders' equity		$ 18,297	$ 14,549

The accompanying notes are an integral part of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Note	Year ended December 31, 2004	2003	2002
Revenues:	15			
Products		$ 11,123	$ 8,977	$ 6,773
Services		3,037	3,338	3,626
		14,160	12,315	10,399
Cost of revenues:				
Products		9,111	6,933	6,685
Services		1,176	2,659	2,538
		10,287	9,592	9,223
Gross profit		3,873	2,723	1,176
Operating expenses:				
Research and development		-	-	122
Marketing and selling		738	781	808
General and administrative		2,116	1,917	2,281
Total operating expenses		2,854	2,698	3,211
Operating income (loss)		1,019	25	(2,035)
Financial income (expenses), net	13a	(248)	708	(364)
Other income (expenses), net	13b	23	(2)	(290)
		794	731	(2,689)
Minority interests in losses of subsidiary		28	27	206
Net income (loss)	16	$ 822	$ 758	$ (2,483)
Net income (loss) per share:				
Basic net income (loss) per share		$ 0.04	$ 0.04	$ (0.15)
Diluted net income (loss) per share		$ 0.03	$ 0.04	$ (0.15)

The accompanying notes are an integral part of the consolidated financial statements.

 

STATEMENTS OF CHANGES IN SHARHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of Ordinary shares	Share capital	Additional paid-in capital	Warrants	Accumulated deficit	Total shareholders' equity
Balance at January 1, 2002	13,816,839	$ 103	$ 56,646	$ -	$ (56,049)	$ 700
Issuance of Ordinary shares and warrants, net *)	1,938,775	2	792	41	-	835
Conversion of loan into Ordinary shares and warrants	2,755,102	3	1,347	83	-	1,433
Net loss	-	-	-	-	(2,483)	(2,483)
Balance at December 31, 2002	18,510,716	108	58,785	124	(58,532)	485
Adjustment of accrual for issuance expenses	-	-	354	-	-	354
Fair value of warrants issued in connection with settlement of debt, net *)	-	-	-	1,267	-	1,267
Fair value of warrants issued to suppliers	-	-	-	14	-	14
Net income	-	-	-	-	758	758
Balance at December 31, 2003	18,510,716	108	59,139	1,405	(57,774)	2,878
Issuance of Ordinary shares and warrants, net *)	1,864,313	2	2,482	818	-	3,302
Beneficial conversion feature on convertible note	-	-	180	-	-	180
Exercise of options	73,335	**) -	50	-	-	50
Net income	-	-	-	-	822	822
Balance at December 31, 2004	20,448,364	$ 110	$ 61,851	$ 2,223	$ (56,952)	$ 7,232

*) Net of issuance expenses of approximately $ 95, $ 38 and $ 115 for the years ended December 31, 2004, 2003 and 2002, respectively.

**) Less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net income (loss)	$ 822	$ 758	$ (2,483)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,066	2,072	2,388
Loss (gain) on extinguishment of debt	-	(1,013)	83
Provision of long-term receivable	-	-	290
Stock compensation expense - fair value of warrants issued to suppliers	-	14	-
Minority interests in losses of subsidiary	(28)	(27)	(206)
Accrued interest and translation differences on long-term receivables	2	(97)	(40)
Amortization expenses on convertible note	106	-	-
Capital loss on property, plant and equipment	16	-	-
Decrease (increase) in trade receivables, net	1,853	(1,664)	(1,015)
Decrease (increase) in other receivables and prepaid expenses	42	(157)	(26)
Decrease (increase) in costs and estimated earnings in excess of billings, net	(1,980)	1,085	460
Decrease (increase) in inventories	(951)	204	539
Increase (decrease) in trade payables	440	5	(162)
Increase in other payables and accrued expenses	295	722	63
Decrease in deferred revenues	(574)	(709)	(592)
Accrued severance pay, net	(112)	(172)	276
Net cash provided by (used in) operating activities	997	1,021	(425)
Cash flows from investing activities:			
Investment in long- term restricted cash	(1,002)	-	-
Purchase of property, plant and equipment	(349)	(49)	(85)
Proceeds from sale of property and equipment	-	-	94
Repayment of loans granted to employees	-	-	20
Investments in leasing deposits	(23)	(1)	(70)
Net cash used in investing activities	(1,374)	(50)	(41)
Cash flows from financing activities:			
Proceeds from issuance of shares, net	2,484	-	835
Proceeds from issuance of convertible note, net	2,351	-	-
Decrease in short-term bank credits and in loans, net	(2,329)	(1,074)	(223)
Issuance of warrants	818	-	-
Exercise of options	50	-	-
Proceeds from issuance of loan to a related party	-	-	550
Repayment of loan to a related party	-	-	(200)
Net cash provided by (used in) financing activities	3,374	(1,074)	962
Increase (decrease) in cash and cash equivalents	2,997	(103)	496
Cash and cash equivalents at the beginning of the year	467	570	74
Cash and cash equivalents at the end of the year	$ 3,464	$ 467	$ 570

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	2004	**2003**	**2002**
Non-cash transactions:			
Conversion of shareholder's loan into Ordinary shares and warrants	$ -	$ -	$ 1,350
Fair value of warrants issued in connection with settlement of debt	$ -	$ 1,305	$ -
Adjustment of accrual for issuance expenses	$ -	$ 354	$ -
Supplemental disclosures of cash flow activities:			
Net cash paid during the year for:			
Income taxes	$ 3	$ 5	$ 7
Interest	$ 290	$ 240	$ 326

The accompanying notes are an integral part of the consolidated financial statements.

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a. RADA Electronic Industries Ltd., an Israeli corporation ("the Company"), is engaged in the development, manufacture and sale of Automated Test Equipment ("ATE") products, avionics equipment and aviation data acquisition and debriefing systems.

b. As reflected in the consolidated financial statements, as of December 31, 2004, the Company had an accumulated deficit of $ 56,952. During 2004, the Company concluded a private placement of 1,800,000 Ordinary shares and issued convertible notes to investors in the amount of approximately $ 5,800 (see Note 11). Management believes that the abovementioned round of financing and anticipated cash flows from operations will enable the Company to finance its operations at least through December 31, 2005.

c. The Company operates a test and repair shop using its ATE products in Beijing, China through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. ("CACS" or "subsidiary"). CACS was established with a third party, which owns the remaining 20% equity interest.

d. As for major customers, see Note 15.

e. In 2003, the Company changed the estimated useful life of the remaining intangible assets associated with its Aircraft Test Systems Programs Sets ("TPSs") from five to ten years. The effect of change in estimate on the net income and net income per share for the years ended December 31, 2004 and 2003 resulted in an increase of $ 221 (or $ 0.01 per share) and $ 136 (or $ 0.01 per share), respectively.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

a. Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b. Financial statements in U.S. dollars:

Most of the revenues of the Company and its subsidiary are generated in U.S. dollars ("dollar"). In addition, a substantial portion of the costs of the Company and its subsidiary is incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate. The representative exchange rate at December 31, 2004 was U.S. $ 1.00 = NIS 4.308 (December 31, 2003 - NIS 4.379).

c. Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiary. Inter-company transactions and balances have been eliminated upon consolidation.

d. Cash equivalents and restricted cash:

All highly liquid investments that are readily convertible to cash and are not restricted as to withdrawal or use and the period to maturity of which did not exceed three months at time of deposit, are considered cash equivalents.

Restricted cash is invested in a long-term bank deposit, which is used as security for the Company's guarantees to customers. The deposit is in U.S. dollars and bears interest at an average rate of 2.3%

e. Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, and for market prices lower than cost. As for write-offs included in these financial statements, see Note 4.

Cost is determined as follows:

Raw materials and components - using the "first-in, first-out" cost method.

Work in progress and finished goods - represents the cost of manufacturing with the addition of allocable indirect manufacturing costs.

Amounts related to long-term contracts as determined by the percentage of completion method of accounting are recorded as "Costs and estimated earnings in excess of billings."



U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f. Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation.
Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are as follows:

	%
Factory and other buildings	2.5 - 4
Machinery and equipment	10 - 15, 33
Office furniture and equipment	6 - 15

Leasehold improvements are amortized over the shorter of the estimated useful life or the lease period.

Assets in respect of which investment grants have been received, are presented at cost less the related grant amount. Depreciation is based on net cost.

g. Intangible assets:

Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product. The Company assesses the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. As for impairment charges included in these financial statements, see Note 7.

h. Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144" Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considerd to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As for write-down charges included in these financial statements, see Note 6.

i. Research and development costs:

Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", ("SFAS No. 86") requires capitalization of certain software development, costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Research and development costs incurred in the process of developing product masters, product enhancements and the Company's Test System Programs Sets ("TPS") software library, integrated with the Company's test station, are charged to expenses as incurred.

Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release, have been capitalized.

j. Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

k. Severance pay:

The Company's liability for severance pay is calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is partly provided by monthly deposits for insurance policies and/or pension funds and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet. The deposited funds of the Company's employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expenses for the years ended December 31, 2004, 2003 and 2002 amounted to $ 76, $ 132 and $ 541, respectively.

l. Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating fair value and disclosures for financial instruments.

The carrying amount of cash and cash equivalents, trade receivables, short-term bank credit, long-term deposits and trade payables approximate their fair value due to the short-term maturity of these instruments.

Long-term loans and convertible notes are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans and convertible notes approximate their fair value.



U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m. Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, long-term deposit, trade receivables and long-term receivables.

The Company's cash and cash equivalents and long-term deposit are mainly held in U.S. dollars with major banks in Israel. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company's trade receivables are derived from sales to large and solid organizations located mainly in the United States, Europe and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to these amounts that the Company has determined to be doubtful of collection. The allowance is computed for specific debts and the collectibility is determined based upon the Company's experience.

The Company granted loans in prior years to its former CEO and a former officer amounting to approximately $ 983 as of December 31, 2004 and 2003. These loans are unsecured and the Company is currently in litigation with these officers regarding such loans. If not paid, the Company will incur a loss equal to the amount of the loans.

The Company has no off-balance sheet credit risks.

n. Warranty:

In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the liability from these warranties is immaterial at balance sheet date.

o. Share based compensation:

The Company accounts for employee stock based compensation under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44"). In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company discloses pro forma data assuming the group had accounted for employee stock option grants using the fair value-based method defined in SFAS No. 123.

Pro forma information regarding the Company's net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31,		
	2004	2003	2002
Net income (loss), as reported	$ 822	$ 758	$ (2,483)
Add: Stock-based employee compensation included in reported net income (loss)	-	-	-
Deduct: Total stock-based employee compensation expense under fair value based methods	(73)	(58)	-
Pro forma net income (loss)	$ 749	$ 700	$ (2,483)
Basic and diluted net income (loss) per share:			
Basic net income (loss) per share as reported	$ 0.04	$ 0.04	$ (0.15)
Pro forma basic net income (loss) per share	$ 0.04	$ 0.04	$ (0.15)
Basic net income (loss) per share as reported	$ 0.03	$ 0.04	$ (0.15)
Pro forma basic net income (loss) per share	$ 0.03	$ 0.04	$ (0.15)

The fair value for options granted in 2004, 2003 and 2002 was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,		
	2004	2003	2002
Expected life of option	2 years	2 years	2 years
Dividend yield	0%	0%	0%
Expected volatility	68%	31%	24%
Risk-free interest rate	2.6%	1.0%	2.0%

The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for "Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

p. Revenue recognition:

The Company generates revenues mainly from the sale of products and from long-term fixed price contracts for ATE, avionics and ground debriefing systems. In addition, the Company leases ATE and provides manufacturing, development and product support services.

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Product revenues:

The Company recognizes revenue from sales of products and aircraft spare parts in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition". Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and the Company has determined that collection of the fee is probable. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse, unless the Company can objectively and reliably demonstrate that the criteria specified in the acceptance provisions are satisfied.

Revenues from certain long-term fixed price contracts are recognized in accordance with Statement of Position No. 81-1, "Accounting for Performance of Construction - Type and Certain Production - Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method in accordance with the "Input Method". The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. As of December 31, 2004, the estimated losses identified are $ 392. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit or loss are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Company expects to perform its contractual obligations and its licensees are expected to satisfy their obligations under the contract.

According to SOP 81-1, costs that are incurred and are directly associated with a specific anticipated contract are being deferred, subject to evaluation of their probable recoverability, and recorded as unbilled contract costs.

Revenues from certain arrangements may include multiple elements within a single contract. The Company's accounting policy complies with the provisions of Emerging Issues Task Force Issue 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), relating to the separation of multiple deliverables into individual accounting units with determinable fair value. The Company's arrangements are accounted for as one unit of accounting.

U.S. dollars in thousands, except share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Service revenues:

Revenues from services are recognized as the services are performed.

Revenue under operating leases of equipment are recognized ratably over the lease period, in accordance with Statement of Financial Accounting Standard No. 13, "Accounting for Leases" ("SFAS No. 13").

Deferred revenues include unearned amounts received under services contracts, and amounts received from customers but not yet recognized as revenues.

q. Basic and diluted net income (loss) per share:

Basic net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Options and warrants to purchase 16,005,112, 14,862,237 and 13,718,037 Ordinary shares have been excluded from the computation of diluted net income (loss) per share for the years ended December 31, 2004, 2003 and 2002, respectively, because their effect is anti-dilutive for all periods presented.

r. Recently issued accounting pronouncements:

SFAS No. 123 (Revised 2004) Share-based Payment

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment ("Statement 123(R)"), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"). Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statements 123 permitted, but not required, share-based payments to employees to be recognized based on their fair values while Statement 123(R) requires all share-based payments to employees to be recognized based on their fair values. Statement 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for the Company in the first interim period beginning after June 15, 2005 (July 1, 2005 for the Company). The Company does not expect this Statement to have a material effect on the Company's financial statements or its results of operations in future periods.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

FAS 151 Inventory Costs - an amendment of ARB 43, Chapter 4:

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4". ("SFAS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on its financial statements or its results of operations.

FAS 153 Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29:

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 153, *Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29* ("SFAS 153"). The guidance in APB Opinion No. 29, *Accounting for Nonmonetary Transactions* ("APB 29"), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB 29 includes certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have a commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 will have a material effect on its financial position or results of operations.

U.S. dollars in thousands

NOTE 3:- CONTRACTS IN PROGRESS

Amounts included in the financial statements, which relate to costs and estimated earnings in excess of billings on uncompleted contracts are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Summarized below are the components of the amounts:

a. Costs and estimated earnings in excess of billings on uncompleted contracts:

	December 31,	
	2004	2003
Costs incurred on uncompleted contracts	$ 5,774	$ 862
Estimated earnings	50	324
	5,824	1,186
Less - billings and progress payments	4,439	1,010
	$ 1,385	$ 176

b. Billings in excess of costs and estimated earnings on uncompleted contracts:

	December 31,	
	2004	2003
Costs incurred on uncompleted contracts	$ 4,336	$ 3,711
Estimated earnings	1,454	1,019
	5,790	4,730
Less - billings and progress payments	6,855	6,566
	$ (1,065)	$ (1,836)

NOTE 4:- INVENTORIES

	December 31,	
	2004	2003
Raw materials and components	$ 1,178	$ 668
Work in progress	447	112
Finished goods	199	93
	$ 1,824	$ 873

Write-down of inventories for the years ended December 31, 2004, 2003 and 2002 amounted to $ 0, $ 0 and $ 623, respectively. The write-down in 2002 was due to excess and slow moving inventories and was included in cost of revenues.

U.S. dollars in thousands

NOTE 5:- LONG-TERM RECEIVABLES

	December 31,	
	2004	2003
Loan to former chief executive officer *)	$ 705	$ 705
Loan to a former officer *)	278	278
Loans to employees	5	7
	$ 988	$ 990

*) See also Note 10a.

NOTE 6:- PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,	
	2004	2003
Cost:		
Factory building	$ 1,940	$ 1,940
Other building	1,042	1,042
Machinery and equipment	13,321	13,044
Office furniture and equipment	512	459
Leasehold improvements	23	20
	16,838	16,505
Accumulated depreciation:		
Factory building	1,203	1,132
Other building	219	175
Machinery and equipment	10,779	10,145
Office furniture and equipment	334	305
Leasehold improvements	20	20
	12,555	11,777
Depreciated cost	$ 4,283	$ 4,728

The Company's factory building in Beit-She'an, Israel, is located on land leased from the Israel Lands Administration until the year 2034.

Depreciation expenses were $ 778, $ 932 and $ 918 for the years ended December 31, 2004, 2003 and 2002, respectively. Write-down of property and equipment, which is not in use by the Company, was $ 0, $ 0 and $ 490 for the years ended December 31, 2004, 2003 and 2002, respectively. The write-downs were included in cost of revenues.

As for charges, see Note 10e.

U.S. dollars in thousands

NOTE 7:- INTANGIBLE ASSETS, NET

	December 31, 2004	December 31, 2003
Test Systems Programs Sets:		
Cost	$ 8,275	$ 8,275
Less - accumulated amortization	6,566	6,288
Amortized cost	$ 1,709	$ 1,987

Amortization expenses were $ 278, $ 382 and $ 730 for the years ended December 31, 2004, 2003 and 2002, respectively. The expected amortization expenses in the next five years are approximately as follows:

2005	$ 275
2006	275
2007	275
2008	177
2009	177
	$ 1,179

Impairment of intangible assets was $ 0, $ 758 and $ 251 for the years ended December 31, 2004, 2003 and 2002, respectively included in cost of revenues. The impairment was recorded in prior years since the Company did not anticipate future revenues on specific Test Systems Program Sets ("TPSs"). The weighted average useful life of the intangible assets is six years.

NOTE 8:- SHORT-TERM BANK CREDIT AND LOANS

	December 31, 2004	December 31, 2003
Short-term:		
Current maturities of long-term loan in U.S. dollars (1)	$ -	$ 180
Short-term bank credit in NIS (2)	14	943
	$ 14	$ 1,123
Long-term:		
Loans in U.S. dollars (1)	$ -	$ 1,220

(1) The interest rate at December 31, 2003 is 4.25%-5.13%. The weighted average interest rate as of December 31, 2003 - 4.25 %.

(2) The interest rate at December 31, 2004 is 11.7% (December 31, 2003 - 8%).

During 2003, the Company restructured a portion of its debt with the banks (see Note 11c).

The total authorized credit line of the Company at December 31, 2004 is $4,123.

As for collateral, see Note 10e.

U.S. dollars in thousands

NOTE 9:- OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,	
	2004	2003
Payroll and related accruals	$ 969	$ 860
Provision for legal proceedings	567	748
Accrued royalties	679	644
Accrued commissions	480	491
Contracts in progress - provision for estimated losses	392	-
Other	525	574
	$ 3,612	$ 3,317

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

a. As of December 31, 2004, the Company was a party to various legal proceedings, including the following:

1. In June 1998, the Company's Board of Directors accepted the resignation of the Company's former CEO. In December 1998, the former CEO commenced legal proceedings against the Company in the Tel Aviv Labor Court, claiming approximately $ 500 in respect of salary, severance pay, vacation pay and other fringe benefits. The former CEO also claimed that a personal loan that was provided to him by the Company had been forgiven and that the Company is to bear the tax in respect thereof. In May 2001, an additional claim of approximately $ 230 was filed by the former CEO against the Company in the Tel-Aviv District Court for damages allegedly caused to him as a result of attachment imposed on certain of his assets by the Company that was subsequently cancelled by the Court. In addition, in 2001, the Company filed a claim against a former director. In the event the former CEO's claim in the Labor Court is accepted by the Court, damages in the amount of $ 250 should be covered by the former director. The Company filed additional lawsuits against the former CEO and a former director in the amount of $ 250 for funds that they allegedly transferred from the Company to a third party. In September 1999, the Company filed a lawsuit against the former CEO and the former director with the District Court of Tel Aviv in the amount of $ 1,400 for damages caused to the Company in the purchase of a subsidiary and negligence of management. In August 2000, the Company filed an additional lawsuit against the former CEO in the amount of approximately $ 460 regarding the repayment of the loan provided to him. Management believes based on its legal counsel advise that the Company has a valid defense against all claims made against it.

2. In 1999 and 2000, the former CEO and his son filed a number of complaints against the Company's president and are seeking damages for alleged slander by the defendant in the amount of approximately $ 750. The claim by the former CEO was withdrawn and replaced by a new claim filed in 2004, while his son's claim was dismissed and an appeal is pending in the Supreme Court. Management believes based on its legal counsel advise that the Company has a strong defense against the allegations and accordingly did not record any provision.

U.S. dollars in thousands

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3. In 2001, a former employee and officer of the Company filed a claim against the Company with the Tel Aviv Labor Court claiming approximately $ 580 in respect of severance pay, vacation pay and other fringe benefits. This claim was filed as a counter-claim to a claim filed by the Company in 2000, in the amount of $ 300 in respect of the repayment of a personal loan that was provided to the former employee. Management believes based on its legal counsel advice that the Company has a strong defense against the employee's counter-claim and accordingly did not record any provision.

4. In 2001, a former director filed a claim against the Company, claiming that he is entitled to 600,000 options to purchase Ordinary shares of the Company. Management believes based on its legal counsel advice that the claim does not have any merit and accordingly did not recorded any provision.

5. In 2002, a claim was filed by an individual against the Company, claiming that he served as a broker in an agreement signed between the Company and a customer and is entitled to commissions (or finder's fee) in the amount of $ 250. Management believes based on its legal counsel advice that the Company has a strong defense against the allegations.

6. The Company is involved from time to time in various legal claims in the ordinary course of business, including claims by agents and others for commissions, royalties and others The Company has accrued an amount which it believes is sufficient to cover any damages, if any, that may result from these claims. The Company's management, based on the advice of its legal counsel, believes that such claims will not have a material adverse effect on the financial position or results of operations of the Company.

b. The Company's research and development efforts have been partially financed through royalty-bearing programs sponsored by the Office of the Chief Scientist of the Ministry of Industry and Trade of Israel ("OCS"). In return for the OCS's participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products supported by the OCS, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company's total obligation for royalties, net of royalties paid or accrued totaled approximately $ 641 as of December 31, 2004.
The total amount of royalties charged to operations in the years ended December 31, 2004, 2003 and 2002 was approximately $ 60, $ 73 and $ 98, respectively.

c. Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and Development Fund ("BIRD") Foundation. The Company is committed to pay royalties to the BIRD Foundation at a rate of 5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation. The Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $ 1,958 as of December 31, 2004. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

U.S. dollars in thousands

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The total amount of royalties charged to operations for the years ended December 31, 2004, 2003 and 2002 was approximately $ 20, $ 15 and $ 13, respectively.

d. The Netanya offices of the Company are rented under a non-cancelable operating lease expiring January 31, 2006 and there is an option to renew it again, until January 2008. In addition, certain of the Company's vehicles and computers are under operating leases. Annual minimum future rental commitments under these leases, at exchange rates in effect on December 31, 2004, are approximately as follows:

2005	$	468
2006		306
2007		235
	$	1,009

Lease expenses for the years ended December 31, 2004, 2003 and 2002 were $ 508, $ 447 and $ 277, respectively.

e. Floating charges have been recorded on all of the Company's assets and specific charges have been recorded on certain assets in respect of the Company's liabilities to its banks and other creditors.

f. The Company obtains bank guarantees on behalf of its customers and suppliers in the ordinary course of business. The total amount of bank guarantees as of December 31, 2004 is approximately $ 4,123.

NOTE 11:- SHAREHOLDERS' EQUITY

a. Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

In July 2004, the Company issued 1,800,000 shares, an aggregate of $3,000 principal amount of convertible notes, additional investment rights to purchase up to an aggregate of 1,100,000 Ordinary shares at an exercise price of $ 2.10 per share, (with a term of two years commencing six months following the closing) and warrants to purchase up to an aggregate of 937,500 Ordinary shares at an exercise price of $ 2.50 per share (for a term of five years commencing six months following the closing) .to investors in a private placement for a total consideration of $ 5,880 ($ 5,712 net of issuance expenses) (see also c. below). The consideration was allocated based on the relative fair values of the Ordinary shares, notes and warrants in accordance with APB No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". The convertible notes bear interest at a rate of six-month LIBOR plus 2.5%. The principal is due in July 2007 and the interest is payable in quarterly installments until July 2007. The notes are convertible to Ordinary shares at a conversion price of $ 2.10. In connection with the issuance of the notes, additional of investment rights and warrant, $180 was recorded as a beneficial conversion feature in accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or

U.S. dollars in thousands

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

Contingently Adjustable Conversion Ratios". The total amount of the deemed discount on the notes as a result of the warrants issuance and the beneficial conversion feature amounting to $ 760, is amortized over the term of the notes using the interest method. At December 31, 2004, the unamortized balance on the deemed discount on the convertible notes was $ 654. The fair value of the warrants (including additional investment rights) was based on a valuation prepared by an independent, valuation expert using the Black-Scholes pricing model, assuming a risk free interest of 2.64% and 3.69%, respectively, a volatility factor of 0.67 and 0.68, respectively, dividend yield of 0% and contractual life of two years and five years, respectively.

Costs incurred with respect to the issuance of the convertible notes of $69 have been recorded as deferred charges and are amortized as financial expenses over the term of the notes using the interest method.

In June 2002, the Company issued 1,938,775 Ordinary shares in a private placement to certain investors in consideration for an aggregate amount of $ 950 ($ 835, net of issuance expenses). The shares were issued at a 30% discount from the Ordinary share price on NASDAQ at the date of issuance, which was deemed to be the fair value of a "restricted" Ordinary share. See (c). below for warrants issued to investors.

In June 2002, the Company issued 2,755,102 Ordinary shares in a private placement to a shareholder in consideration for conversion of a loan that was given to the Company in the amount of $ 1,350. The shares were issued at the same price as the shares issued in the 2002 private placement described above. See (c). below for warrants issued to a shareholder.

b. Stock option plans:

In 1996, 1999 and 2003, the Company's Board of Directors approved the adoption of Employee Stock Option Plans (the "Plans"), which authorized the grant of options to purchase up to an aggregate of 240,000, 1,040,000 and 2,000,000 Ordinary shares, respectively, to officers, directors, consultants and key employees of the Company and its subsidiary. Options granted under the Plans expire within a maximum of ten years from adoption of the plan. Options granted under the Company's Plans vest ratably over three years, one third on each anniversary of the grant.

The exercise price of an option granted to an employee may not be less than 60% of the fair market value of the Ordinary shares on the date of grant of the option. The exercise price of an option granted to a non-employee director or consultant may not be less than 80% of the fair market value of the Ordinary shares on the date of grant of the option. Any options that are cancelled or forfeited before expiration, become available for future grants. At December 31, 2004, 226,032 options were available for grant under the Plans described above.

U.S. dollars in thousands

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

In 2003, the Company granted suppliers/consultants, options to purchase 100,000 Ordinary shares at an exercise price ranging from $ 0.69 - $ 2.00. At the grant date, the fair value of the options was determined using the Black and Scholes pricing model assuming a risk free rate of 1%, a volatility factor ranging from 30% to 70%, dividend yield of 0% and a contractual life of two to five years. In relation to the options, the Company recorded $ 14 as operating expenses.

Transactions related to the above Plans (including warrants to directors) during the years ended December 31, 2004, 2003 and 2002 were as follows:

	Year ended December 31,					
	2004		2003		2002	
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price
Options outstanding at beginning of year	2,223,200	$ 1.60	526,000	$ 4.89	1,638,000	$ 5.48
Granted	100,000	$ 1.29	1,852,000	$ 1.07	-	$ -
Exercised	(73,335)	$ 0.69	-	$ -	-	$ -
Expired	(36,400)	$ 4.58	-	$ -	-	$ -
Forfeited or cancelled	(182,032)	$ 1.89	(154,800)	$ 6.34	(1,112,000)	$ 5.76
Options outstanding at end of year	2,031,433	$ 1.56	2,223,200	$ 1.60	526,000	$ 4.89
Exercisable options at end of year	1,425,434	$ 1.71	1,045,200	$ 2.23	411,600	$ 4.85

No options were granted in 2002. No compensation expense was recorded for the years ended December 31, 2004, 2003 and 2002.

The options outstanding as of December 31, 2004 have been separated into ranges of exercise price, as follows:

	Options outstanding			Options exercisable	
Range of exercise price	At December 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price	At December 31, 2004	Weighted average exercise price
$ 0.69 - 1.00	685,500	9.00	$ 0.70	522,501	$ 0.70
$ 1.29 - 2.00	1,082,333	8.95	$ 1.37	639,333	$ 1.38
$ 3.09 - 4.13	135,600	5.46	$ 3.52	135,600	$ 3.52
$ 4.88 - 6.75	128,000	5.49	$ 5.63	128,000	$ 5.63
	2,031,433		$ 1.56	1,425,434	$ 1.71

U.S. dollars in thousands

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

c. Warrants:

As of December 31, 2004, warrants to purchase 19,486,840 Ordinary shares were outstanding.

In July 2004, in connection with the issuance of Ordinary shares and convertible notes described in a. above, the Company granted the investors additional investment rights to purchase up to an aggregate of 1,100,000 Ordinary shares at an exercise price of $ 2.10 per share, (with a term of two years commencing six months following the closing) and warrants to purchase up to an aggregate of 937,500 Ordinary shares at an exercise price of $ 2.50 per share (for a term of five years commencing six months following the closing).

In September 2003, the Company signed an agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. (the "Banks") to restructure a portion of the debt owed to the Banks. The carrying value of the restructured debt was $ 3,451. As part of the restructuring, the Company issued 3,781,995 warrants to the Banks, paid cash of $ 1,100 and the Banks forgave the remaining debt. The warrants issued to the Banks have an exercise price equal to par value of the shares and a term of 2.5 years. The warrants have a lock-up period of 21 months. The Banks have a put option to sell the warrants to the Company's major shareholder for a consideration of $ 1,251. The put option is exercisable by the Banks only once during the period of 45 days commencing after the end of the period of 18 months from the date of the agreement. In addition, the Banks granted the Company's major shareholder a call option that requires the Banks to sell the warrants to the shareholder at the exercise price of the put option with an additional payment equal up to 25% of the increase in the market share price from the date of the agreement up to a maximum of $ 0.14 per warrant. The call option may be exercised by the shareholder during the period of 18 months from the date of the agreement and during a period of 45 days commencing after the termination of the put option. The Banks also received 1,100,000 warrants having an exercise price of $ 2.00 per share, and a term of five years.

The transaction was recorded in accordance with SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings". The warrants issued to the Banks were recorded at fair value ($ 1,267, net of issuance expenses). The fair value of the warrants was based on the value of an Ordinary share at the consummation date of the transaction (based on a valuation of the warrants prepared by a valuation expert). The difference between the consideration paid to the Banks and the carrying amount of the debt of $ 1,013, was recognized as a gain on restructuring of debt, net of issuance expenses, presented in financial income (expenses), net, in the statement of operations.

In June 2002, in connection with the private placement described in a. above, the investors were issued warrants to purchase 4,302,041 of the Company's Ordinary shares. Such warrants are valid for five years and are exercisable during the first 36 months after issuance at an exercise price of $ 2 per share, and thereafter, during the following 24-month period, at an exercise price which will be equal to the higher of: (i) $ 2 per share or (ii) 50% of the average closing price during the ten trading days prior to the exercise date. The proceeds allocated to the warrants, based on the relative fair value of the warrants and shares issued amounted to $ 41.

U.S. dollars in thousands

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

In June 2002, in connection with the conversion of a loan that was given to the Company by a shareholder in the amount of $ 1,350 as described in a. above, the Company issued the shareholder warrants to purchase 8,265,306 Ordinary shares. Such warrants have the same terms as the warrants described above. The proceeds allocated to the warrants, based on the relative fair value of warrants and shares issued amounted to $ 78. The benefit arising on conversion of the loan amounting to $ 83, was recorded as interest expense.

The fair value of the warrants described above was estimated using Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rate of 2%, dividend yield of 0%, expected volatility of 24%, and expected life of warrant of five years.

NOTE 12:- TAXES ON INCOME

a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured and adjusted in accordance with the change in the CPI. As explained in Note 2b, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the financial reporting basis and the tax bases of assets and liabilities.

b. Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an "Industrial Company" under the Law for the Encouragement of Industry. The principal benefit from the above law is the deduction of expenses in connection with a public offering.

c. The Company in Israel is subject to tax at the rate of 35% of taxable income for 2004, 34% for 2005, 32% for 2006 and 30% for 2007 onwards.
As of December 31, 2004, the net operating loss carryforward for tax purposes relating to the Company in Israel amounted to approximately $ 44,400. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

As of December 31, 2004, carryforward losses relating to non-Israeli companies (U.S. and China), amounted to approximately $9,750.

As the Company believes that the tax assets in respect of these carryforward losses amounting to approximately $19,000 are not more likely than not to be realized, the Company has recorded a valuation allowance in respect of the entire amount of the deferred tax asset relating to the carryforward losses.

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

d. Income (loss) before income taxes:

	Year ended December 31,		
	2004	2003	2002
Domestic	$ 937	$ 867	$ (2,175)
Foreign	(115)	(109)	(308)
	$ 822	$ 758	$ (2,483)

e. The main reconciling items between the statutory tax rate of the Company and the effective tax rate is the valuation allowance recorded in respect of the tax assets relating to net operating loss carryforwards and other temporary differences due to the uncertainty of the realization of such tax assets.

NOTE 13:- SELECTED STATEMENTS OF OPERATIONS DATA

a. Financial income (expenses), net:

	Year ended December 31,		
	2004	2003	2002
Income:			
Gain on restructuring of debt, net (see Note 11c)	$ -	$ 1,013	$ -
Foreign currency exchange differences	234	-	169
Interest on cash equivalents	4	9	4
	238	1,022	173
Expenses:			
Interest on convertible note	64	-	-
Amortization of beneficial conversion feature on convertible note	115	-	-
Foreign currency exchange differences	79	22	-
Interest on short-term loans and other credit balances	82	230	253
Bank commissions	116	59	96
Interest to related parties	-	-	89
Loss on extinguishment of debt	-	-	83
Others	30	3	16
	486	314	537
	$ (248)	$ 708	$ (364)

b. Other income (expenses), net:

	2004	2003	2002
Impairment of loan	$ -	$ -	$ (290)
Others, net	23	(2)	-
	$ 23	$ (2)	$ (290)

U.S. dollars in thousands

NOTE 14:- RELATED PARTY TRANSACTIONS

There are no related party balances as of December 31, 2004 and 2003. Related party transactions reflected in the statement of operations for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Year ended December 31,		
	2004	2003	2002
Related party (*):			
Revenues	$ -	$ -	$ 394
Shareholder:			
Interest expense	$ -	$ -	$ 89
Loss on extinguishment of loan	$ -	$ -	$ 83

(*) A company controlled by a Company shareholder. See also Note 11c.

NOTE 15:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a. In accordance with Statement of Financial Accounting Standards No. 131 "Disclosures About Segments of an Enterprise and Related Information", the Company is organized and operates as one business segment, which develops, manufactures and sells ATE products, avionics equipment and aviation data acquisition and debriefing systems.

b. Revenues by geographic areas:

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Year ended December 31,		
	2004	2003	2002
North America	$ 4,715	$ 5,115	$ 6,671
Europe	3,022	3,436	1,599
Israel	4,998	3,224	1,442
Others	1,425	540	687
Total	$ 14,160	$ 12,315	$ 10,399

U.S. dollars in thousands

NOTE 15:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

c. Major customers:

Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues, are as follows:

	Year ended December 31,		
	2004	2003	2002
		%	
Customer A	19	11	*)
Customer B	*)	12	*)
Customer C	*)	22	34
Customer D	10	14	19
Customer E	11	-	-
Customer F	17	19	*)

*) Less than 10%.

d. Long lived assets by geographic areas:

	December 31,		
	2004	2003	2002
Israel	$ 4,718	$ 5,179	$ 6,977
China	1,333	1,536	1,761
	$ 6,051	$ 6,715	$ 8,738

NOTE 16:- NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,		
	2004	2003	2002
Numerator:			
Net income (loss)	$ 822	$ 758	$ (2,483)
Denominator:			
Weighted average number of shares of Ordinary stock outstanding during the year used to compute basic net income (loss) per share (in thousands)	19,374	18,511	16,555
Incremental shares attributable to exercise of outstanding options and warrants (assuming proceeds would be used to purchase Treasury stock) (in thousands)	4,310	1,193	-
Weighted average number of shares of Ordinary stock outstanding during the year used to compute diluted net income (loss) per share (in thousands)	23,684	19,704	16,555
Basic net income (loss) per share	$ 0.04	$ 0.04	$ (0.15)
Diluted net income (loss) per share	$ 0.03	$ 0.04	$ (0.15)

NOTE 17:- SUBSEQUENT EVENT

On February 2005, the Company's Board of Directors approved the purchase of all the assets that are used by, or related to the operation of Vectop Limited ("Vectop"), an Israeli company specializing in the design, development, marketing and sale of electro-optic equipment and debriefing systems business. Vectop's assets also include know-how, patents and intellectual property to produce off-the-shelf products such as cameras and video recorders, which are currently operational onboard aircraft and tanks in Israel and other countries. The Company purchased Vectops assets for $ 280 in cash and future consideration based on revenues derived from Vectop projects. In addition, the Company is assuming $ 800 of Vectop's bank debt, payable commencing in 2006 over a two-year period, as well as other operational liabilities.

- - - - - - - - - - - - - - - - -

Directors & Officers

erzle Bodinger
hairman of the Board
and President

dar Azancot
hief Executive Officer

vi Alon
ice President Business
evelopment and Marketing

ov Sella
hief Operating Officer

an Sigal
hief Financial Officer

drian Berg
irector

oy K.C. Chan
irector

en Zion Gruber
irector

ichael Letchinger
irector

ava Snir
utside Director

vi Tropp
utside Director

RADA Electronic Industries Ltd.
7 Giborei Israel St., P.O.Box 8606,
Netania 42504 Israel
Tel: 972-9-892-1111 Fax: 972-9-885-5885

Manufacturing Plant
New Industrial Zone, Beit Shean 10900, Israel
Tel: 972-4-658-5811 Fax: 972-4-658-4301

China based Subsidiary
Beijing HUARUI Aircraft Components Maintenance and Services Co. Ltd. ("CACS")
12 Xiping St., Capital International Airport,
Beijing, China, 100621
Tel: 86-10-645-60878 Fax: 86-10-645-66722



General Counsel
S. Friedman & Co.
25 Hamered Street, Tel Aviv 68125, Israel

U.S. Counsel
Carter Ledyard & Milburn
2 Wall Street, New York, NY 10005

Transfer Agent
American Stock Transfer and Trust Company
40 Wall Street, New York, NY 10005

Independent Auditors
Luboshitz Kasierer
Affiliated Member of Ernst & Young International
3 Aminadav Street, Tel Aviv, Israel

opy of the company's annual report on form 20-F as filed with the securities and exchange commission may be obtained by shareholders without charge upon a written request to the corporate headquarters.

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RADA Electronic Industries Ltd.

7 Giborei Israel St., P.O.B. 8606, Netania 42504, ISRAEL
Tel: 972-9-892-1111, Fax: 972-9-885-5885 www.rada.com


CERTIFIED EMS
SI
ISO 14001

THE STANDARDS INSTITUTION OF ISRAEL


CERTIFIED QMS
SI
ISO 9001

THE STANDARDS INSTITUTION OF ISRAEL

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)

By
Herzle Bodinger, Chairman

Date: May 16, 2005